FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	TEF-Total redemption of unsecured debentures of Telefónica, S.A	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Regarding the issue of unsecured debentures of Telefónica (ISIN code ES0278430998) subscribed for and paid on November 29, 2012 related to the purchase of preferred securities of Telefónica Finance USA LLC, Telefónica announces that pursuant its right to partially or fully redeem the Debentures at each interest payment date as provided for in the Securities Note approved and registered on the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, CNMV) on October 31, 2012, on May 29, 2014, it will carry out a total redemption of the 1,941,235 debentures issued of 300 euros nominal value each.

The redemption will be carried out at par and bear no expense, except for any tax withholding as required. Telefónica will pay 582,370,500 euros of principal (300 euros per debenture) and 6,091,595.43 euros of gross coupon to holders of the Debentures on the May 29, 2014 payment date, which coincides with the date for full redemption of the debentures. After the redemption, there will be no outstanding debentures of the aforementioned issue.

The redemption of the Debentures will be carried out in compliance with all legal obligations and the terms and conditions provided for in the Securities Note.

Madrid, April 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 28th, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors